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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                 Amendment No. 1

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              Argonaut Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   040157 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Singleton Group LLC
                          335 N. Maple Drive, Suite 177
                             Beverly Hills, CA 90210
                                 (310) 278-1177
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 11, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

-------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP No. 040157 10 9                   13D                    Page 2 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Singleton Group LLC, I.R.S. No. 95-4786924
--------------------------------------------------------------------------------
 2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[X]
                                                                        (b)[ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
 6   CITIZEN OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7  SOLE VOTING POWER

                          0
                      ----------------------------------------------------------
    NUMBER OF          8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY            4,663,056
    OWNED BY          ----------------------------------------------------------
      EACH             9  SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH             0
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          4,663,056
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,663,056
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.0% (based on the number of shares outstanding as of April 24, 2000 as reported on Argonaut Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2000).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 040157 10 9                   13D                    Page 3 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William W. Singleton, as Manager of the Singleton Group LLC
--------------------------------------------------------------------------------
 2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[X]
                                                                        (b)[ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
 6   CITIZEN OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                       7  SOLE VOTING POWER

                          0
                      ----------------------------------------------------------
    NUMBER OF          8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY            4,663,056
    OWNED BY          ----------------------------------------------------------
      EACH             9  SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH             0
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          4,663,056
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,663,056
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.0% (based on the number of shares outstanding as of April 24, 2000 as reported on Argonaut Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2000).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 040157 10 9                   13D                    Page 4 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Caroline W. Singleton, as Manager of the Singleton Group LLC
--------------------------------------------------------------------------------
 2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[X]
                                                                        (b)[ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
 6   CITIZEN OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                       7  SOLE VOTING POWER

                          0
                      ----------------------------------------------------------
    NUMBER OF          8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY            0
    OWNED BY          ----------------------------------------------------------
      EACH             9  SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH             0
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          4,663,056
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,663,056
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.0% (based on the number of shares outstanding as of April 24, 2000 as reported on Argonaut Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2000).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 040157 10 9                   13D                    Page 5 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald E. Rugg, as Manager of the Singleton Group LLC
--------------------------------------------------------------------------------
 2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[X]
                                                                        (b)[ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
 6   CITIZEN OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                       7  SOLE VOTING POWER

                          0
                      ----------------------------------------------------------
    NUMBER OF          8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY            4,663,056
    OWNED BY          ----------------------------------------------------------
      EACH             9  SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH             0
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          4,663,056
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,663,056
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.0% (based on the number of shares outstanding as of April 24, 2000 as reported on Argonaut Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2000).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 040157 10 9                   13D                    Page 6 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Caroline W. Singleton, as Sole Trustee of The Survivor's Trust under the Singleton Family Trust
--------------------------------------------------------------------------------
 2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[X]
                                                                        (b)[ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
 6   CITIZEN OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                       7  SOLE VOTING POWER

                          0
                      ----------------------------------------------------------
    NUMBER OF          8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY            4,663,056
    OWNED BY          ----------------------------------------------------------
      EACH             9  SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH             0
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          4,663,056
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,663,056
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.0% (based on the number of shares outstanding as of April 24, 2000 as reported on Argonaut Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2000).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 040157 10 9                   13D                    Page 7 of 9 Pages
---------------------                                          -----------------

The information in the cover pages and these statements relate to the Schedule 13D filed on April 21, 2000 by the Singleton Group LLC, Caroline W. Singleton, William W. Singleton, and Donald E. Rugg and the Schedule 13D filed on August 25, 1999 by Caroline W. Singleton, sole trustee of the Singleton Family Trust, as amended by Amendment No. 1 filed on February 11, 2000 and Amendment No. 2 filed on April 21, 2000, with regard to the beneficial ownership of common stock, par value $0.10 per share, ("Common Stock") of Argonaut Group, Inc. ("Company") and constitutes respectively Amendment No. 1 and Amendment No. 3, thereto.

The following items are amended and restated in their entirety as follows:

Item 2.  Identity and Background.

         This statement is being filed jointly by the Singleton Group LLC ("LLC"), Caroline W. Singleton, sole trustee of The Survivor's Trust under the Singleton Family Trust ("Trust"), and Caroline W. Singleton, William W. Singleton and Donald E. Rugg as managers of the LLC (collectively, "Reporting Persons") pursuant to their agreement to the joint filing of this statement. Caroline W. Singleton, William W. Singleton, and Donald E. Rugg, as managers of the LLC, may be considered members of a group with the LLC. The Trust is the sole member of the LLC.

         The LLC, a limited liability company formed under the laws of Delaware, is engaged in investing and holding domestic and foreign equity securities, government securities and related instruments. Caroline W. Singleton is the sole trustee of the Trust, which is a survivor's revocable trust formed under the laws of California. William W. Singleton is a manager at the Singleton Group, whose principal business is the management of certain real property and securities assets. Donald E. Rugg is Controller of the Singleton Group. Caroline
W. Singleton, William W. Singleton and Donald E. Rugg are United States citizens.

         The principal business address of each of the Reporting Persons is: 335
N. Maple Drive, Suite 177, Beverly Hills, California 90210.

         During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding nor has any of the Reporting Persons been party to any civil proceeding of a judicial or administrative body and as a result of which the person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Trust contributed 4,663,056 shares of the Company ("Shares") to the LLC. As managers of the LLC, Caroline W. Singleton, William W. Singleton and Donald E. Rugg share dispositive power with respect to the Shares, and William
W. Singleton and Donald E. Rugg share voting power with respect to the Shares. Caroline W. Singleton, as sole trustee of the Trust, may be deemed to have indirect voting and dispositive power with respect to the Shares as a result of the Trust's membership interests in the LLC.

Item 4.  Purpose of Transaction.

         The Reporting Persons hold the securities reported in Item 5(a) for investment purposes. Although the Reporting Persons have no contract or agreement to purchase or sell shares from or to any person, they may individually or as a group purchase shares from time to time if shares are available at prices considered to be attractive for purchases, and may sell shares from time to time if shares can be sold at prices considered to be attractive for sales. Whether the Reporting Persons purchase or sell shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, availability and need for funds, and the evaluation of alternative interests. The Trust may transfer,

---------------------                                          -----------------
CUSIP No. 040157 10 9                  13D                     Page 8 of 9 Pages
---------------------                                          -----------------

with or without consideration, some of the membership interests in the LLC held by it to other individuals or entities in the future.

         Except as disclosed in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons may be deemed to be beneficial owners of 4,663,056 shares of Common Stock which constitute 21.0% percent of the Common Stock outstanding (based on the number of shares outstanding as of April 24, 2000 as reported on the Company's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2000).

         (b) The LLC, and Caroline W. Singleton, William W. Singleton and Donald
E. Rugg as managers of the LLC, share dispositive power with respect to 4,663,056 shares of Common Stock. The LLC, and William W. Singleton and Donald
E. Rugg as managers of the LLC, share voting power with respect to 4,663,056 shares of Common Stock. Caroline W. Singleton, as sole trustee of the Trust, may be deemed to have indirect voting and dispositive powers with respect to the 4,663,056 shares of Common Stock as a result of the Trust's membership interests in the LLC.

         (c) Except as set forth in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days that was not reported on a prior Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Caroline W. Singleton, William W. Singleton and Donald E. Rugg are the managers of the LLC, and under its operating agreement have the power and authority as managers to vote and buy, sell and otherwise deal in securities, except that Caroline W. Singleton does not have direct or indirect voting power with respect to shares of a "controlled corporation" (as defined in Section 2036(b)(2) of the Internal Revenue Code of 1986, as amended). The managers of the LLC may be removed for or without cause by members having a majority interest in the LLC. The Trust is currently the sole member of the LLC but may transfer portions of its membership interests to other individuals or entities in the future. Caroline W. Singleton is the sole trustee of the Trust. Members of the LLC are not agents of the LLC nor may they bind or execute any instrument on behalf of the LLC.


                            [Signature Page Follows]

---------------------                                          -----------------
CUSIP No. 040157 10 9                  13D                     Page 9 of 9 Pages
---------------------                                          -----------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 19, 2000                         Singleton Group LLC, a Delaware
                                             limited liability company


                                             By: /s/ Caroline W. Singleton
                                                --------------------------------
                                                Caroline W. Singleton, Manager



                                             /s/ Caroline W. Singleton
                                             -----------------------------------
                                             Caroline W. Singleton, Sole Trustee
                                             of The Survivor's Trust under the
                                             Singleton Family Trust dated
                                             August 13, 1999



                                             /s/ Caroline W. Singleton
                                             -----------------------------------
                                             Caroline W. Singleton



                                             /s/ William W. Singleton
                                             -----------------------------------
                                             William W. Singleton



                                             /s/ Donald E. Rugg
                                             -----------------------------------
                                             Donald E. Rugg

                                 EXHIBIT INDEX


Exhibit 1    Agreement Regarding Joint Filing of Statement on Schedule 13D